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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                              --------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1 (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (AMENDMENT NO. __________)


                              Edge Petroleum Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    279862106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   May 6, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1(b)
             X    Rule 13d-1(c)
                  Rule 13d-1(d)



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--------------------------------------------------------------------------------
1.             NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               Marlin Capital Corp.
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                           (b)

--------------------------------------------------------------------------------
3.             SEC USE ONLY


--------------------------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois
--------------------------------------------------------------------------------

        NUMBER OF              5.     SOLE VOTING POWER

          SHARES
                            ----------------------------------------------------

       BENEFICIALLY            6.     SHARED VOTING POWER

         OWNED BY                     885,300
                            ----------------------------------------------------

           EACH                7.     SOLE DISPOSITIVE POWER

        REPORTING
                            ----------------------------------------------------

       PERSON WITH             8.     885,300
--------------------------------------------------------------------------------

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               885,300 (including 204,300 shares subject to warrants)
--------------------------------------------------------------------------------

10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES

               Not Applicable
--------------------------------------------------------------------------------

11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.4%
--------------------------------------------------------------------------------

12.            TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------



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--------------------------------------------------------------------------------
1.             NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               The Private Investment Fund
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                           (b)

--------------------------------------------------------------------------------
3.             SEC USE ONLY


--------------------------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois
--------------------------------------------------------------------------------

        NUMBER OF              5.     SOLE VOTING POWER

          SHARES
                            ----------------------------------------------------

       BENEFICIALLY            6.     SHARED VOTING POWER

         OWNED BY                     885,300
                            ----------------------------------------------------

           EACH                7.     SOLE DISPOSITIVE POWER

        REPORTING
                            ----------------------------------------------------

       PERSON WITH             8.     885,300
--------------------------------------------------------------------------------

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               885,300 (including 204,300 shares subject to warrants)
--------------------------------------------------------------------------------

10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES

               Not Applicable
--------------------------------------------------------------------------------

11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.4%
--------------------------------------------------------------------------------

12.            TYPE OF REPORTING PERSON

               PN
--------------------------------------------------------------------------------



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--------------------------------------------------------------------------------
1.             NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               Mark G. Egan
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                           (b)

--------------------------------------------------------------------------------
3.             SEC USE ONLY


--------------------------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Illinois
--------------------------------------------------------------------------------

        NUMBER OF              5.     SOLE VOTING POWER

          SHARES                      24,700
                            ----------------------------------------------------

       BENEFICIALLY            6.     SHARED VOTING POWER

         OWNED BY                     885,300
                            ----------------------------------------------------

           EACH                7.     SOLE DISPOSITIVE POWER

        REPORTING                     24,700
                            ----------------------------------------------------

       PERSON WITH             8.     885,300
--------------------------------------------------------------------------------

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               910,000 (including 210,000 shares subject to warrants)
--------------------------------------------------------------------------------

10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES

               Not Applicable
--------------------------------------------------------------------------------

11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.7%
--------------------------------------------------------------------------------

12.            TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------



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ITEM 1(a).        NAME OF ISSUER:

                  Edge Petroleum Corp.
                  --------------------------------------------------------------

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  111 Babgy, Houston, Texas 77002
                  --------------------------------------------------------------

ITEM 2(a).        NAME OF PERSON FILING:

         This statement is filed on behalf of (i) Marlin Capital Corp., an Illinois corporation; (ii) The Private Investment Fund, an Illinois Limited Partnership; and (iii) Mark G. Egan, an individual.

                  ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

                  11 South LaSalle Street, Suite 3310,  Chicago, Illinois 60603
                  --------------------------------------------------------------

ITEM 2(c).        CITIZENSHIP:

                  Marlin Capital Corp. -- Illinois
                  The Private Investment Fund -- Illinois
                  Mark G. Egan -- U.S. Citizen

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock,  $0.01 par value per share
                  --------------------------------------------------------------

ITEM 2(e).        CUSIP NUMBER:

                  279862106
                  --------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      Broker or dealer registered under Section 15 of the Exchange
                  ACT.

         (b)      Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) Insurance company as defined in Section 3(a)(19) of the Exchange ACT.

         (d) Investment company registered under Section 8 of the Investment Company ACT.

         (e)      An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);



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         (f)      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

         (g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. x

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  910,000 (including 210,000 shares subject to warrants)

         (b)      Percent of class:

                  9.7%

         (c)      See Cover

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Marlin Capital Corp. is the general partner of The Private Investment Fund. Marlin Capital Corp. has the authority to direct the investments of The Private Investment Fund and consequently to authorize the disposition and vote of the Issuer's shares.

         Mark G. Egan is the sole shareholder and president of Marlin Capital Corp. and is a limited partner of The Private Investment Fund. Mr. Egan individually owns 24,700 shares of Common Stock of the Issuer (including 5,700 shares subject to warrants) and may be deemed to



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have indirect beneficial ownership of the 885,300 shares of Common Stock of the
Issuer (including 204,300 shares subject to warrants) owned by The Private Investment Fund.

         The aggregate number and percentage of the Issuer's securities to which this Schedule 13G relates is 910,000 (including 210,000 shares subject to warrants) representing 9.7% of the Issuer's shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         Not Applicable






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ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         MARLIN CAPITAL CORP.

                                         /s/ Mark G. Egan
                                         ---------------------------------------
                                         Mark G. Egan, President


                                         THE PRIVATE INVESTMENT FUND

                                         /s/ Mark G. Egan
                                         ---------------------------------------
                                         Mark G. Egan, General Partner


                                         /s/ Mark G. Egan
                                         ---------------------------------------
                                         Mark G. Egan




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                           Agreement of Joint Filing.

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Edge Petroleum Corp., and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby executes this Agreement on the 13th day of May, 1999.


                                         Marlin Capital Corp.

                                         /s/ Mark G. Egan
                                         ---------------------------------------
                                         Mark G. Egan, President


                                         The Private Investment Fund

                                         /s/ Mark G. Egan
                                         ---------------------------------------
                                         Mark G. Egan, General Partner


                                         /s/ Mark G. Egan
                                         ---------------------------------------
                                         Mark G. Egan